Exhibit 5.02
Consulting Agreement

This Consulting Agreement (this “Agreement”) is made as of September 12, 2012, by and between Immunovative, Inc. (the “Corporation”), a Florida Corporation, and its subsidiaries and/or affiliates, and Lakeport Business Services, Inc., a Florida corporation (the “Consultant”), located in Cape Coral, Florida.

Recitals

A.
The Corporation is duly organized and validly existing as a corporation in good standing under the laws of the State of Florida.  The Corporation is a publicly traded holding company trading under IMUN.OB, who is in the pharmaceutical company.  The Corporation may also engage in other related and affiliated businesses.

B.
The Consultant is a company whose President, Bruce Harmon, has specialized corporate expertise specializing in the financial affairs of corporation with many years of experience serving as a Chief Financial Officer (“CFO”) of publicly traded corporations.  The services to be provided will be provided solely by Bruce Harmon.  The Corporation finds the corporate management experience and knowledge of the Consultant to be essential to the success of the Corporation.

C.	The Corporation desires to engage the Consultant, and the Consultant desires to be so engaged, on the terms and conditions set forth below.

Agreement

Now therefore, in consideration of the Recitals, which shall be deemed to be a substantive part of this Agreement, and the mutual covenants, promises, agreements, representations, hereinafter set forth, the parties hereto do hereby covenant, promise, agree, represent and warrant as follows:

1.	Consulting.

1.1.
The Corporation hereby contracts the Consultant to fulfill the duties of Chief Financial Officer and to render services for and on behalf of the Corporation in that position who will report to, and be subordinate to the Board of Directors of the Corporation. The Consultant shall not be able to bind the Corporation, except for the necessary day-to-day operations, without a Corporate Resolution executed by the Corporation, and the Consultant shall render such other and further services for and on behalf of the Corporation as may be assigned reasonably, from time-to-time, to the Consultant by the Chief Executive Officer (“CEO”) and/or the Board of Directors of the Corporation (the “Services”).  The Consultant hereby accepts such consulting with the Corporation and agrees to render the Services for and on behalf of the Corporation on the terms and conditions set forth in this Agreement.  During the term of this Agreement, the Consultant will report directly to the Board of Directors of the Corporation.  The power to direct, control and supervise the services to be performed, the means and manner of performing the Services and the time for performing the Services shall be exercised by the CEO and/or the Board of Directors, provided, however, that the CEO and/or the Board of Directors shall not impose any consulting constraints or duties which would require the Consultant to violate any law, statutes, ordinance, rule or regulation now or hereinafter in effect.

1.2.
It is expressly acknowledged by the parties hereto that Consultant is an independent contractor and nothing in this Agreement is intended nor shall be construed to create an employer/employee relationship or a joint venture of any kind including any principal/agent relationship between the Corporation and Consultant.  The Corporation shall not have any right to exercise any control or discretion over the manner or method by which Consultant performs services hereunder; provided, however, the services to be provided by Consultant hereunder shall be provided in a manner consistent with the professional standards governing such services and the provisions of this Agreement.  Neither party shall have any authority to act for the other party, except as expressly provided herein, and Consultant shall have no right or power to create any liability or obligation for or on behalf of the Corporation or to sign any documents on behalf of the Corporation.

1.3.
The starting base compensation for the Consultant shall be Four Thousand Dollars ($4,000) per month payable in equal monthly installments on the first day of the month.  The payments will be made payable to Lakeport Business Services, Inc.  The Consultant’s base compensation may be increased by the Compensation Committee of the Corporation’s Board of Directors, as shall be determined by the Compensation Committee, however, the compensation may not be reduced below the compensation stated herein.  If the Services required of the Consultant exceed the Services stated herein, or the Services require more time than is normal and customary due to the level of time required, the Corporation and Consultant shall modify this Agreement as necessary and all modifications shall be recorded as an addendum to this Agreement.  The Corporation and Consultant agree to review the time expended compared to the initial projection of time to be expended on or about March 1, 2013.

1.4.
The Consultant shall, on execution of this Agreement, receive 500,000 shares of common stock of the Corporation.  At the end of each quarter, while retaining the title of CFO, the Consultant shall receive 50,000 shares of common stock, per quarter.  At the appropriate time, as applicable, either during the term of this Agreement or after the Agreement has expired, the Corporation will, at its expense, provide the appropriate legal opinion and other required information to facilitate the proper registration of the awarded and earned shares of common stock.

1.5.
In addition to all other compensation the Consultant will be eligible for incentive stock options and/or warrants for common stock, as may be awarded from time-to-time by the Corporation and its Board of Directors.  Whether Consultant is awarded all or any portion of these stock options will be based upon specific criteria established by the Corporation and its Board of Directors.  These criteria will reflect overall performance as compared to planned goals of the Corporation, as well as the Consultant’s contribution to the Corporation’s performance.

1.6.
The Consultant shall be reimbursed by the Corporation for all reasonable business, promotional, travel and entertainment expenses incurred or paid by the Consultant in the course of carrying out the normal duties and responsibilities of the Consultant’s position.  The Consultant must have all expenses approved by the Corporation before incurring any such expenses.  Reimbursement is contingent upon the Consultant furnishing to the Corporation in a timely fashion the appropriate documentation required by the Internal Revenue Code in connection with such expenses and shall furnish such other documentation and accounting as the Corporation may reasonably request.

1.7.	The Services will be performed primarily at the Consultant’s office which has been established by the Consultant in Cape Coral, Florida.

1.8.	Consultant’s functions are to provide

1.8.1.	Quarterly financial statements, footnotes, and PBCs for auditor
1.8.2.	Coordinator for all financial activities with the auditor and SEC attorney
1.8.3.	Preparation of SEC filings including quarterly Form 10-Qs, annual Form 10-K, and Form 8-Ks
1.8.4.	Availability for calls and/or review of business for input from CFO
1.8.5.	Signer for Form 10-Q (starting September 30, 2012) and Form 10-K
1.8.6.	Exposure (i.e. liability) as a signer of SEC documents
1.8.7.	Other activities as so designated by the Board of Directors of the Corporation.

2.	Term.

2.1.
Subject to the provisions for termination of this Agreement set forth below, the term of consulting shall continue for a period of one year with a review by the Corporation and Consultant on or about March 1, 2013.

2.2.
Consultant may elect to terminate this Agreement for Good Reason upon 30 days’ written notice to the Corporation.  “Good Reason” means any of the following: (a) the Corporation reduces the Consultant’s position, duties, compensation or authority, (b) the Corporation merges, consolidates with another entity or sells more than 50% of any class of its stock to a non-shareholder without the consent of the Consultant, (c) the Consultant must terminate due to personal reasons, and (d) the Corporation commits a material breach of this Agreement which is not cured by the Corporation within 30 days after receiving written notice thereof from the Consultant.

2.3.	Corporation may elect to terminate this Agreement for Good Reason as defined in Section 2.2 and under the same terms.

3.	Performance of Services.

3.1
The Consultant shall devote sufficient time to the Corporation’s business to render the Services.  The Consultant shall comply with all laws, statutes, ordinances, rules and regulations relating to the Services.  The Consultant may engage in other activities during the term of this Agreement; provided that such activities do not materially interfere with the business of the Corporation.  Consultant provides similar services for other companies, both private and public and as such, will devote substantial time to other interests.  The Consultant may engage in other activities during the term of this Agreement.

4.	Confidential Information, Trade Secrets, Inventions and Creations.

4.1
The Consultant acknowledges that in the Consultant’s consulting hereunder, the Consultant will be making use of, acquiring and adding to the Corporation’s trade secrets and its confidential and proprietary information of a special and unique nature and value relating to such matters as, but not limited to, the Corporation’s business operation, internal structure, financial affairs, programs, software, systems, procedures, manuals, confidential reports, lists of clients and prospective clients and sales and marketing methods, as well as the amount, nature and type of services, equipment and methods used and preferred by the Corporation’s clients and the fees paid by such clients, all of which shall be deemed to be confidential information.  The Consultant acknowledges that such confidential information has been and will continue to be of central importance to the business of the Corporation and that disclosure of it to or its use by others could cause substantial loss to the Corporation.  In consideration of consulting by the Corporation, the Consultant agrees that during his consulting the Consultant shall not, for any purpose whatsoever, directly or indirectly, divulge or disclose to any person or entity any of such confidential information which was obtained by the Consultant as a result of the Consultant’s consulting with the Corporation or any trade secrets of the Corporation, but shall hold all of the same confidential and inviolate.

5.	Indemnification.

5.1	The Corporation shall indemnify the Consultant, hold the Consultant harmless, and defend the Consultant to the fullest extent permitted by applicable law from and against all claims, threats, suits (except those arising from disputes between the Corporation and the Consultant), damages, penalties, liabilities, cost and expenses including, without limitation, legal fees, costs and disbursements (all collectively referred to as “liabilities”) incurred, suffered, or expended by or threatened against the Consultant with respect to any action or inaction in the course or performance of the Consultant’s duties under this Agreement except for liabilities arising entirely out of the gross negligence or willful misconduct of the Consultant. If any claims are made against Consultant he shall be entitled to an advance of his legal fees upon request to the Board of Directors. This indemnification shall continue in effect after the expiration or termination of this Agreement and shall not be deemed exclusive of any other indemnification right to which the Consultant may be entitled under applicable law, agreement or the vote of the Board of Directors.

6.
Notices.  All notices and other communications required or permitted to be given by this Agreement shall be in writing and shall be given and shall be deemed received if and when either hand-delivered or refused, or deemed received three-days after being mailed by registered or certified U.S. mail, return receipt requested, postage prepaid, and if to the

Corporation to:	And if to the Consultant:

Seth Shaw, CEO	Bruce Harmon, President
Immunovative, Inc.	Lakeport Business Services, Inc.
39 Old Ridgebury Rd.	428 SW 9th St.
Danbury, CT 06180	Cape Coral, FL 33991

or at such other address as either party hereto shall notify the other of in writing.

7.	Governing Law, Jurisdiction and Venue. The laws of the State of Florida shall govern this Agreement without regard to any of its conflict of law provision.

8.	Insurance. The Corporation shall have in effect a Directors’ and Officers’ Liability Insurance with no less than $1 million in coverage.

9.
Attorneys’ Fees.  In any action to enforce this Agreement or for damages relating to a breach of this Agreement, the Corporation shall pay attorneys’ fees, costs and expenses incurred in such action including those of Consultant.

10.
Non-compete.  During the term of this Agreement and for a period of two years thereafter, Consultant agrees that he will not be employed by or otherwise engaged in any business which competes with that of the Corporation.  In addition Consultant shall not, during such two year period, contact any of the Corporation’s customers or consultants concerning any business or potential business which would compete with that of the Corporation.  The provisions of this Section 9 shall not apply if it is determined that this Agreement was terminated by the Consultant for Good Reason.

11.	Miscellaneous.

10.1
This Agreement shall be binding upon and inure to the benefit of the Corporation, its successors and assigns.  This Agreement shall be binding upon the Consultant and his heirs, personal and legal representatives, and guardians, and shall inure to the benefit of the Consultant.  Neither this Agreement nor any part hereof or interest herein shall be assigned by the Consultant.  If there is a sale of the Corporation or change in control thereof, as a condition precedent to any such sale or change in control, the acquiring corporation or controlling person must assume responsibility for this Agreement and all payments due hereunder, in writing, as a condition to any such transaction.  If such person or entity does not assume liability for this Agreement, then such inaction shall constitute a breach hereunder and Consultant shall be entitled to the payment provided for in this Agreement as liquidated damages.

10.2	The terms and provisions of this Agreement may not be modified except by written instrument duly executed by each party hereto.

10.3
The use of any gender herein shall be deemed to be or include the other genders and the neuter and the use of the singular herein shall be deemed to be and include the plural (and vice versa), wherever appropriate.

10.4	This Agreement sets forth the entire, integrated understanding and Agreement of the parties hereto with respect to the subject matter hereof.

10.5	The headings in this Agreement are included for the convenience of reference and shall be given no effect in the construction of this Agreement.

IN WITNESS WHEREOF, the parties have executed, acknowledged, sealed and delivered this Agreement the day and year first hereinabove set forth.

Immunovative, Inc.		Lakeport Business Services, Inc.

By:	/s/	By:	/s/
Seth Shaw, CEO		Bruce Harmon, President

Dated: September 12, 2012		Dated: September 12, 2012